

February 12, 2024

Jeff Radke
Chief Executive Officer
Accelerant Holdings
c/o Accelerant Re (Cayman) Ltd.
Unit 106, Windward 3, Regatta Office Park
West Bay Road, Grand Cayman

> **Re: Accelerant Holdings**
> **Amendment No. 3 to Draft Registration Statement on Form S-1**
> **Submitted February 1, 2024**
> **CIK No. 0001997350**

Dear Jeff Radke:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 9, 2024 letter.

Amended Confidential Draft Registration Statement on Form S-1, submitted February 1, 2024

Prospectus Summary, page 1

1. The Founders' Letter that was added in this draft registration statement appears before any discussion of your business, its results or challenges, and therefore does not present an appropriately balanced explanation of the company. Move the "Founders' Letter" so that it appears after the prospectus summary.

Please contact William Schroeder at 202-551-3294 or Robert Klein at 202-551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Christian Windsor at 202-551-3419 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Robert A. Ryan, Esq.